INTEGRATED ALARM SERVICES GROUP, INC.

December 29, 2006

Michael T. Moscinski
63 Old Red Mill Road
Rensselaer, NY 12144

<u>Transitional Services Agreement (the "Agreement")</u>

Dear Mike:

This letter sets forth our agreement regarding the terms of your employment by Integrated Alarm Services Group, Inc. ("IASG") and certain other obligations of, and undertakings by, IASG and you.

1. <u>Conditions to Obligations</u>. IASG, Protection One, Inc. ("P1") and Tara Acquisition Corp. ("Tara") propose to enter into a transaction agreement ("Transaction Agreement") on December 20, 2006 or such other date as the parties thereto may agree, pursuant to which, among other things, IASG shall be merged with Tara and become a wholly owned subsidiary of P1. The transactions contemplated by the Transaction Agreement are scheduled to close prior to May 31, 2007 or such other date as may be agreed to by the parties to the Transaction Agreement (the "Closing Date"). This Agreement shall be effective only upon the completion on the Closing Date of the transactions contemplated by the Transaction Agreement, and if such transactions are not consummated, this Agreement shall be void *ab initio* and without any force or effect. In consideration of IASG's obligations under this Agreement, in the event that this Agreement becomes effective as provided hereunder, you hereby irrevocably waive any right of payment under the agreement between you and IASG dated November 22, 2006 ("Existing Employment Agreement").

2. <u>Term of Employment</u>. Your employment with IASG pursuant to this Agreement shall commence on the Closing Date and shall end on the date that is six months after the Closing Date, or such earlier date as determined by IASG in its sole discretion (the "Transition Period").

3. <u>Duties</u>. During the Transition Period, you shall continue to perform the functions you performed for IASG prior to the Closing Date and such other duties as are consistent with the foregoing as may be reasonably and in good faith requested by IASG from time to time (collectively, the "Employment Obligations").

4. <u>Compensation</u>. In consideration of the performance by you of the Employment Obligations, IASG will pay to you during the Transition Period the monthly base compensation at the monthly rate paid to you by IASG immediately prior to the Closing Date. In addition, IASG shall pay to you a bonus in the amount of $450,000 six months after the Closing Date.

5. <u>Benefits</u>. During the Transition Period, IASG shall provide you with benefits on the same basis as benefits are generally made available to other senior executives of IASG, including, without limitation, medical, dental, vision, disability and life insurance and retirement benefits. You shall be entitled to four weeks of paid vacation.. The extent to which unused paid time off from one year shall be carried forward to any later year shall be governed by IASG's paid time off policy in effect from time to time. Upon separation of employment, for any reason, paid time off accrued and not used shall be paid in accordance with IASG's paid time off policy then in effect, and the determination of the amount of paid time off accrued and not used shall be made by IASG in its sole discretion pursuant to such policy.

6. <u>Covenant Not to Compete</u>. You agree that you will not, at any time, during the Transition Period, and for two (2) years thereafter, either directly or indirectly, engage in, with or for any enterprise, institution, whether or not for profit, business, or company, competitive with the business (as identified herein) of IASG or P1 as such business may be conducted on the date thereof, as a creditor, guarantor, or financial backer, stockholder, director, officer, consultant, advisor, employee, member, or otherwise of or through any corporation, partnership, association, sole proprietorship or other entity; provided, that an investment by you, your spouse or your children is permitted if such investment is not more than four percent (4%) of the total debt or equity capital of any such competitive enterprise or business and further provided that said competitive enterprise or business is a publicly held entity whose stock is listed and traded on a national securities exchange or the over-the-counter bulletin board or any successor thereto. As used in this Agreement, the business of IASG and P1 shall be deemed to include wholesale and retail monitoring and related support services, and financing solutions and products, within the security alarm industry. Furthermore, for a period of two (2) years from the date of expiration of the Transition Period, you shall not contact for the purpose of solicitation, or solicit any of IASG's or P1's dealers, customers, employees or suppliers.

7. <u>Entire Agreement; Supersedes Previous Agreements</u>. This Agreement contains the entire agreement and understanding of the parties hereto with respect to the matters covered herein and, effective as of the Closing Date, shall supersede any and all previous contracts and understandings between you and IASG, including, without limitation, the Existing Employment Agreement. This Agreement may not be altered, modified or amended except by written instrument signed by the parties hereto.

8. <u>Compliance with Section 409A</u>. Anything in this Agreement notwithstanding, IASG shall, in its sole discretion, amend this Agreement to the extent necessary or desirable to ensure that this Agreement complies with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and that any payments or benefits under this Agreement are not subject to interest and penalties under Section 409A of the Code.

9. <u>Excise Tax</u>. Notwithstanding anything in this Agreement to the contrary, in the event it shall be determined that any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) by IASG (or any of its affiliated entities) to or for the benefit of you (whether pursuant to the terms of this Agreement or otherwise) (the "Payments") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any interest or penalties are incurred by you with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the amounts payable to you under this Agreement shall be reduced (but not below zero) to the maximum amount that could be paid to you without giving rise to the Excise Tax (the "Safe Harbor Cap"). For purposes of reducing the Payments to the Safe Harbor Cap, only amounts payable under this Agreement (and no other Payments) shall be reduced.

10. <u>Notices</u>. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed effective (i) when delivered personally, upon receipt, (ii) when sent by facsimile or electronic mail, upon confirmation of receipt by the sender of such transmission, (iii) one day after deposit with a commercial overnight courier with written verification of receipt, or (iv) three days after deposit in the United States mail by certified mail postage prepaid. All communications will be sent to the party to whom they are directed at the address set forth below:

    (a) If to IASG:

        c/o Protection One, Inc.
        1035 N. 3rd St.
        Suite 101
        Lawrence, KS 66044

    (b) If to you:

        Michael T. Moscinski
        63 Old Red Mill Road
        Rensselaer, NY 12144

11. <u>Counterparts</u>. This agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

12. <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts to be performed entirely within such State.

If you are in agreement with the foregoing, please indicate your acceptance by signing below.

                  INTEGRATED ALARM SERVICES GROUP, INC.

                  By: /s/ Timothy J. Tully_____
                    Title: Director and Compensation Committee Chairman

/s/ Michael T. Moscinski_____
Signature
Michael T. Moscinski